IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2020 and for the six and three-month periods ended as of that date, presented comparatively

Legal information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°: 78, beginning on July 1st, 2020.

Legal address: 261 Carlos Della Paolera St., 9th floor, Autonomous City of Buenos Aires, Argentina. (In process).

Company activity: Real estate investment and development.

Date of registration of the by-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: General Ordinary and Extraordinary Shareholders’ Meeting held on December 12, 2019 and registered in the Superintendence on October 13,2020 with the number 9896, Book 1200 Volume – of Joint Stock Companies.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital: 578,676,460 shares.

Common Stock subscribed, issued and paid up nominal value (in millions of ARS): 579.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
(Cresud S.A.C.I.F. y A.).

Legal Address: 261 Carlos Della Paolera St., 9th floor, Autonomous City of Buenos Aires, Argentina. (In process).

Main activity: Real estate, agricultural, commercial and financial activities.

Direct and indirect interest of the Parent Company on the capital stock: 359,102,219 common shares.

Percentage of votes of the Parent Company (direct and indirect interest) on the shareholders’ equity: 62.29% (1).

	CAPITAL STATUS
Type of stock	Shares authorized for Public Offering (2)	Subscribed, issued and paid up nominal value (in millions of Pesos)
Common stock with a face value of ARS 1 per share and entitled to 1 vote each	578,676,460	579

(1) For computation purposes, treasury shares have been subtracted.
(2) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Financial Statements.

Terms	Definitions
BACS	Banco de Crédito y Securitización S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
Cellcom	Cellcom Israel Ltd.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	Securities Exchange Commission
CODM	Chief operating decision maker
CPF	Collective Promotion Funds
Condor	Condor Hospitality Trust Inc.
Cresud	Cresud S.A.C.I.F. y A.
DIC	Discount Investment Corporation Ltd.
Eclsa	E-Comerce Latina S.A.
Efanur	Efanur S.A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2019
HASAU	Hoteles Argentinos S.A.U.
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IFRS	International Financial Reporting Standards
IRSA, The Company”, “Us”, “We”	IRSA Inversiones y Representaciones Sociedad Anónima
IRSA CP	IRSA Propiedades Comerciales S.A.
LRSA Mehadrin	La Rural S.A. Mehadrin Ltd.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
MPIT	Minimum presumed income tax
NCN	Non-convertible notes
New Lipstick	New Lipstick LLC
NFSA	Nuevas Fronteras S.A.
NIS	New Israeli Shekel
PBC	Property & Building Corporation Ltd.
Quality	Quality Invest S.A.
Shufersal	Shufersal Ltd.
Tarshop	Tarshop S.A.
TGLT	TGLT S.A.
Tyrus	Tyrus S.A.

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Financial Position
as of December 31, 2020 and June 30, 2020
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2020	06.30.2020
ASSETS
Non-current assets
Investment properties	8	164,276	272,713
Property, plant and equipment	9	3,330	45,219
Trading properties	10, 22	1,476	5,820
Intangible assets	11	1,315	33,299
Right-of-use assets	12	680	23,801
Investments in associates and joint ventures	7	13,580	89,161
Deferred income tax assets	19	214	759
Income tax and MPIT credit		25	30
Restricted assets	13	-	2,242
Trade and other receivables	14	2,242	27,719
Investments in financial assets	13	772	4,210
Derivative financial instruments	13	-	170
Total non-current assets		187,910	505,143
Current assets
Trading properties	10, 22	52	2,776
Inventories	22	69	5,613
Restricted assets	13	-	7,441
Income tax and MPIT credit		146	368
Group of assets held for sale	28	-	49,951
Trade and other receivables	14	7,609	44,516
Investments in financial assets	13	2,732	23,291
Financial assets held for sale	13	-	4,047
Derivative financial instruments	13	6	253
Cash and cash equivalents	13	1,605	108,294
Total current assets		12,219	246,550
TOTAL ASSETS		200,129	751,693
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent (according to corresponding statement)		70,107	68,466
Non-controlling interest		22,174	78,535
TOTAL SHAREHOLDERS’ EQUITY		92,281	147,001
LIABILITIES
Non-current liabilities
Borrowings	17	40,942	356,932
Lease liabilities		725	16,031
Deferred income tax liabilities	19	42,177	52,778
Trade and other payables	16	1,440	2,600
Provisions	18	120	3,671
Employee benefits		-	536
Derivative financial instruments	18	22	66
Salaries and social security liabilities		31	234
Total non-current liabilities		85,457	432,848
Current liabilities
Trade and other payables	16	7,206	35,562
Borrowings	17	14,531	93,891
Lease liabilities		59	5,835
Provisions	18	135	2,924
Group of liabilities held for sale	28	-	26,621
Salaries and social security liabilities		376	4,920
Income tax and MPIT liabilities		6	749
Derivative financial instruments	13	78	1,342
Total current liabilities		22,391	171,844
TOTAL LIABILITIES		107,848	604,692
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		200,129	751,693

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Date	By:	/s/ Saúl Zang
Name Saúl Zang
Title Vicepresident I

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Income and Other Comprehensive Income
for the six and three-month periods ended December 31, 2020 and 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six month		Three month
	Note	12.31.2020	12.31.2019	12.31.2020	12.31.2019
Revenues	20	4,951	10,916	3,160	5,921
Costs	21, 22	(2,629)	(4,006)	(1,408)	(2,133)
Gross profit		2,322	6,910	1,752	3,788
Net gain / (loss) from fair value adjustment of investment properties	8	9,266	5,293	(17,552)	(8,455)
General and administrative expenses	21	(1,515)	(1,590)	(798)	(854)
Selling expenses	21	(787)	(758)	(286)	(430)
Other operating results, net	23	(109)	(1)	(89)	61
Profit / (loss) from operations		9,177	9,854	(16,973)	(5,890)
Share of loss of associates and joint ventures	7	(453)	(1,513)	(617)	(2,333)
Income / (loss) before financial results and income tax		8,724	8,341	(17,590)	(8,223)
Finance income	24	68	148	6	56
Finance costs	24	(3,167)	(3,912)	(1,394)	(1,928)
Other financial results	24	3,164	(5,769)	2,470	4,420
Inflation adjustment	24	1,171	331	1,203	769
Financial results, net		1,236	(9,202)	2,285	3,317
Profit / (loss) before income tax		9,960	(861)	(15,305)	(4,906)
Income tax (expense) / benefit	19	(4,004)	(2,720)	4,855	69
Profit / (loss) for the period from continuing operations		5,956	(3,581)	(10,450)	(4,837)
(Loss) / profit for the period from discontinued operations	29	(7,120)	10,192	-	(5,268)
(Loss) / profit for the period		(1,164)	6,611	(10,450)	(10,105)
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment		(35)	(778)	1,226	(2,783)
Other reserves		285	-	285	-
Items that may not be reclassified subsequently to profit or loss, net of income tax:
Actuarial profit from defined contribution plans		-	-	-	12
Other comprehensive income / (loss) for the period from continuing operations		250	(778)	1,511	(2,771)
Other comprehensive (loss) / income for the period from discontinued operations		(8,395)	10,838	-	(4,811)
Total other comprehensive (loss) / income for the period		(8,145)	10,060	1,511	(7,582)
Total comprehensive (loss) / income for the period		(9,309)	16,671	(8,939)	(17,687)

Total comprehensive income / (loss) from continuing operations	6,206	(4,359)	(8,939)	(7,608)
Total comprehensive (loss) / income from discontinued operations	(15,515)	21,030	-	(10,079)
Total comprehensive (loss) / income for the period	(9,309)	16,671	(8,939)	(17,687)

(Loss) / profit for the period attributable to:
Equity holders of the parent	(584)	(1,936)	(7,950)	(6,955)
Non-controlling interest	(580)	8,547	(2,500)	(3,150)

Profit / (loss) from continuing operations attributable to:
Equity holders of the parent	5,054	(3,800)	(7,949)	(4,074)
Non-controlling interest	902	219	(2,501)	(763)

Total comprehensive (Loss) / income attributable to:
Equity holders of the parent	(3,356)	(5,314)	(6,601)	(9,285)
Non-controlling interest	(5,953)	21,985	(2,338)	(8,402)

Total comprehensive (Loss) / income from continuing operations attributable to:
Equity holders of the parent	8,789	14,421	(7,948)	12,126
Non-controlling interest	(2,583)	(18,780)	(991)	(19,734)

Loss per share attributable to equity holders of the parent:
Basic	(1.02)	(3.37)	(13.83)	(12.10)
Diluted	(1.02)	(3.37)	(13.83)	(12.10)

Profit / (loss) per share from continuing operations attributable to equity holders of the parent:
Basic	8.79	(6.61)	(13.82)	(7.09)
Diluted	8.76	(6.61)	(13.82)	(7.09)

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Date	By:	/s/ Saúl Zang
Name Saúl Zang
Title Vicepresident I

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2020
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (2)	Other reserves (3)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2020	575	2	16,335	17,426	114	581	11,271	7,064	15,098	68,466	78,535	147,001
Loss for the period	-	-	-	-	-	-	-	-	(584)	(584)	(580)	(1,164)
Other comprehensive loss for the period	-	-	-	-	-	-	-	(2,772)	-	(2,772)	(5,373)	(8,145)
Total profit and other comprehensive (loss) / income for the period	-	-	-	-	-	-	-	(2,772)	(584)	(3,356)	(5,953)	(9,309)
Assignment of results according to A.G.O.	-	-	-	-	-	752	-	13,655	(14,407)	-	-	-
Distribution of dividends in shares	-	-	-	-	-	-	-	-	(580)	(580)	-	(580)
Capitalisation of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	13	13
Dividend distribution	-	-	-	-	-	-	-	-	-	-	(2,141)	(2,141)
Decrease due to loss of control	-	-	-	-	-	-	-	-	-	-	(49,886)	(49,886)
Other changes in equity	-	-	-	-	-	-	-	5,839	-	5,839	972	6,811
Reserve for share-based payments	-	-	-	-	2	-	-	(2)	-	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	(262)	-	(262)	634	372
Balance as of December 31, 2020	575	2	16,335	17,426	116	1,333	11,271	23,522	(473)	70,107	22,174	92,281

(1) Includes ARS 1 of Inflation adjustment of treasury shares. See Note 16 to the Annual Financial Statements.
(2) Related to CNV General Resolution N° 609/12.
(3) Group´s other reserves for the period ended December 31, 2020 are comprised as follows:

 The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements

	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Hedging instruments	Special reserve	Reserve for defined contribution plans	Other reserves from subsidiaries	Revaluation surplus	Total Other reserves
Balance as of July 1, 2020	(206)	(6,316)	236	2,028	(873)	(407)	12,458	(436)	128	452	7,064
Other comprehensive loss for the period	-	-	-	-	(3,111)	(86)	-	163	-	262	(2,772)
Total comprehensive loss for the period	-	-	-	-	(3,111)	(86)	-	163	-	262	(2,772)
Reserve for share-based payments	1	-	(3)	-	-	-	-	-	-	-	(2)
Distribution of dividends in shares	-	-	-	-	-	-	13,655	-	-	-	13,655
Changes in non-controlling interest	-	(262)	-	-	-	-	-	-	-	-	(262)
Other changes in equity	-	(60)	-	-	5,175	(5)	-	856	(128)	1	5,839
Balance as of December 31, 2020	(205)	(6,638)	233	2,028	1,191	(498)	26,113	583	-	715	23,522

IRSA Inversiones y Representaciones Sociedad Anónima

Date	By:	/s/ Saúl Zang
Name Saúl Zang
Title Vicepresident I

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (2)	Other reserves (3)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2019	575	2	16,335	17,426	94	581	11,268	81,556	(72,895)	54,942	92,060	147,002
Adjustments previous periods (IFRS 9 and 15)	-	-	-	-	-	-	-	-	(1,391)	(1,391)	(1,031)	(2,422)
Balance as of July 1, 2019 (recast)	575	2	16,335	17,426	94	581	11,268	81,556	(74,286)	53,551	91,029	144,580
(Loss) / profit for the period	-	-	-	-	-	-	-	-	(1,936)	(1,936)	8,547	6,611
Other comprehensive (loss) / income for the period	-	-	-	-	-	-	-	(3,378)	-	(3,378)	13,438	10,060
Total profit / (loss) and other comprehensive income for the period	-	-	-	-	-	-	-	(3,378)	(1,936)	(5,314)	21,985	16,671
Assignment of results according to A.G.O.	-	-	-	-	-	-	-	-	-	-	(176)	(176)
Loss absorption	-	-	-	-	-	-	-	(72,453)	72,453	-	-	-
Issuance of shares	-	-	-	-	-	-	-	-	-	-	102	102
Distribution of dividends in shares	-	-	-	-	-	-	-	(707)	-	(707)	-	(707)
Capitalisation of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	31	31
Dividend distribution	-	-	-	-	-	-	-	-	-	-	(1,654)	(1,654)
Decrease due to loss of control	-	-	-	-	-	-	-	-	-	-	(51,868)	(51,868)
Other changes in equity	-	-	-	-	-	-	-	-	29	29	209	238
Changes in non-controlling interest	-	-	-	-	-	-	-	(810)	-	(810)	4,403	3,593
Balance as of December 31, 2019	575	2	16,335	17,426	94	581	11,268	4,208	(3,740)	46,749	64,061	110,810

(1) Includes ARS 1 of Inflation adjustment of treasury shares. See Note 16 to the Annual Financial Statements.
(2) Related to CNV General Resolution N° 609/12.
(3) Group’s other reserves for the period ended December 31, 2019 are comprised as follows:

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements

	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Hedging instruments	Reserve for defined contribution plans	Special reserve	Other reserves from subsidiaries	Revaluation surplus	Total Other reserves
Balance as of July 1, 2019	(197)	(6,326)	248	2,028	317	(10)	(373)	85,618	126	125	81,556
Other comprehensive loss for the period	-	-	-	-	(3,183)	-	-	-	(195)	-	(3,378)
Total comprehensive loss for the period	-	-	-	-	(3,183)	-	-	-	(195)	-	(3,378)
Reserve for share-based payments	7	-	(7)	-	-	-	-	-	-	-	-
Distribution of dividends in shares	-	-	-	-	-	-	-	(707)	-	-	(707)
Changes in non-controlling interest	-	(810)	-	-	-	-	-	-	-	-	(810)
Loss absorption	-	-	-	-	-	-	-	(72,453)	-	-	(72,453)
Balance as of December 31, 2019	(190)	(7,136)	241	2,028	(2,866)	(10)	(373)	12,458	(69)	125	4,208

IRSA Inversiones y Representaciones Sociedad Anónima

Date	By:	/s/ Saúl Zang
Name Saúl Zang
Title Vicepresident I

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the six-month periods ended December 31, 2020 and 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2020	12.31.2019
Operating activities:
Net cash generated from continuing operating activities before income tax paid	15	1,964	5,512
Income tax and MPIT paid		(34)	(294)
Net cash generated from continuing operating activities		1,930	5,218
Net cash generated from discontinued operating activities		2,473	17,626
Net cash generated from operating activities		4,403	22,844
Investing activities:
Contributions and issuance of capital in associates and joint ventures		(27)	(162)
Acquisition and improvements of investment properties		(2,032)	(1,695)
Proceeds from sales of investment properties		14,158	4
Acquisitions and improvements of property, plant and equipment		(75)	(97)
Acquisitions of intangible assets		(9)	(20)
Acquisitions of subsidiaries, net of cash acquired		-	(97)
Net increase of restricted deposits		-	(250)
Dividends collected from associates and joint ventures		-	82
Proceeds from loans granted		-	37
Acquisitions of investments in financial assets		(11,732)	(14,502)
Proceeds from disposal of investments in financial assets		15,351	19,283
Interest received from financial assets		313	391
Dividends received from financial assets		-	10
Loans granted to related parties		-	(275)
Loans granted		-	(1,172)
Net cash generated from continuing investing activities		15,947	1,537
Net cash generated from discontinued investing activities		35,434	17,278
Net cash generated from investing activities		51,381	18,815
Financing activities:
Borrowings and issuance of non-convertible notes		3,303	9,711
Payment of borrowings and non-convertible notes		(27,252)	(12,940)
Collections of short term loans, net		2,377	1,740
Interests paid		(3,754)	(3,628)
Repurchase of non-convertible notes		(133)	(2,676)
Acquisition of non-controlling interest in subsidiaries		(144)	(343)
Loans received from associates and joint ventures, net		-	109
Dividends paid to non-controlling interest in subsidiaries		(2,064)	(276)
Sale of own non-convertible notes		3,138	-
Net proceeds from derivate financial instrument		(336)	(11)
Net cash used in continuing financing activities		(24,865)	(8,314)
Net cash used in discontinued financing activities		(14,492)	(54,022)
Net cash used in financing activities		(39,357)	(62,336)
Net decrease in cash and cash equivalents from continuing activities		(6,988)	(1,559)
Net increase / (decrease) in cash and cash equivalents from discontinued activities		23,415	(19,118)
Net increase / (decrease) in cash and cash equivalents		16,427	(20,677)
Cash and cash equivalents at beginning of period		108,294	103,600
Cash and cash equivalents reclassified as held-for-sale		-	(711)
Deconsolidation of subsidiaries		(115,963)	-
Foreign exchange gain and inflation adjustment on cash and changes in fair value of cash equivalents		(7,153)	5,943
Cash and cash equivalents at end of period	13	1,605	88,155

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Date	By:	/s/ Saúl Zang
Name Saúl Zang
Title Vicepresident I

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information

These Financial Statements have  been approved for issuance by the Board of Directors, on February 12, 2021.

IRSA was founded in 1943, and it is engaged in a diversified range of real estate activities in Argentina since 1991. IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”. Cresud is our direct parent company and IFIS Limited is our ultimate parent company.

The Group, with the acquisition of IDBD, established two Operations Centers, Argentina and Israel, to manage its global business. With the loss control of the Israel Operations Center and its deconsolidation from October 1, 2020, the Group manages its operations through a single Operation Center.

Operations Center in Israel

As stated in Note 1. to the consolidated financial statements as of June 30, 2020, on September 25, 2020 the Court decreed the insolvency and liquidation of IDBD and appointed a trustee for its shares along with a custodian over DIC and Clal shares. After this decision, the Board of Directors of IDBD was removed from its functions, therefore, the Group lost control as of that date. For comparability purposes and as required by IFRS 5, the results of the Israel Operations Center have been reclassified to discontinued operations for all periods presented.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2020 prepared in accordance with IFRS. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS.

These financial statements for the interim periods of six month ended December 31, 2020 and 2019 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceed 100%. Accumulated inflation in Argentina in three years is over 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI)

of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered. The table below presents the index for the period ended December 31, 2020, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

	Quarter ended September 30, 2020	Quarter ended December 31, 2020	As of December 31, 2020 (accumulated six months)
Price variation	8%	11%	20%

As a consequence of the aforementioned, these financial statements as of December 31, 2020 were restated in accordance with IAS 29.

2.2.
Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

2.3.
Comparability of information

Balance items as of June 30, 2020 and December 31, 2019 presented in these Unaudited Condensed Interim Consolidated Financial Statements for comparative purposes arise from the financial statements as of and for such periods restated according to IAS 29 (See note 2.1). Certain items from prior periods have been reclassified for consistency purposes regarding the loss of control in IDBD. See notes 1 and 6 to these Financial Statements.

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements, except for those mentioned in Note 30.

3.
Seasonal effects on operations

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

IRSA Inversiones y Representaciones Sociedad Anónima

4.           Acquisitions and disposals

Significant acquisitions and disposals for the six-month period ended December 31, 2020 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2020, are detailed in Note 4 to the Annual Financial Statements.

A.
Sale of floors from Boston Tower

On July 15, 2020, IRSA CP entered into a preliminary sale agreement (with delivery of possession) with respect to a medium-height floor from Boston tower located at Della Paolera 265, Catalinas district, City of Buenos Aires, covering a total area of approximately 1,063 sq. meters and 5 parking lots located in the building. The price of the transaction was ARS 477.7 (US$ 6.7), which has been paid in full.

On August 25, 2020, IRSA CP executed a preliminary sale agreement (with delivery of possession) with respect to 5 floors from Boston tower located at Della Paolera 265, Catalinas district, City of Buenos Aires, covering a total area of approximately 6,235 sq. meters and 25 parking lots located in the building. The price of the transaction was ARS 2,562 (US$ 34.7), which has been paid in full.

On November 5, 2020, IRSA CP has signed a purchase and sale agreement with possession of 4 floors of the Boston Tower located at 265 Della Paolera in the Catalinas District in the Autonomous City of Buenos Aires for a gross rental area of approximately 3,892 square meters and 15 parking lots located in the building. The price of the transaction was ARS 1,812 (US$ 22.9).

On November 12, 2020, IRSA CP has signed with an unrelated third party a purchase and sale agreement with possession of 3 floors of the Boston Tower located at 265 Della Paolera in the Catalinas District in the Autonomous City of Buenos Aires for a gross rental area of approximately 3,266 square meters, a commercial space located on the ground floor of approximately 225 square meters and 15 parking lots located in the building. The price of the transaction was ARS 1,521 (US$ 19.1).

B.
Bouchard sale

On July 30, 2020, IRSA CP sold the entire “Bouchard 710” building, located in the Plaza Roma district of the City of Buenos Aires. The tower has a gross leasable area of 15,014 sq. meters divided into 12 floors for office use and 116 parking lots. The price of the transaction was approximately ARS 6,300 (US$ 87), which has been paid in full.

C.
Lipstick Building, New York, United States

On August 7, 2020, Metropolitan signed an agreement with the owner of the Ground Lease through which it terminated the relationship, leaving the administration of the building. Accordingly, at June 30, 2020, the Group derecognized Metropolitan’s liabilities associated with the ground lease, as well as all the assets and liabilities associated with the building and the administration of the building; and made an agreement with the owner of the Ground Lease that states that Metropolitan is completely released from responsibilities, except for (i) claims for liabilities prior to June 1, 2020 from people who have performed work or provided services in the Building or to Metropolitan and (ii) claims from people who have had an accident on the property dated before August 7, 2020.

D.
Condor Merger Agreement

On July 19, 2019, Condor entered into a merger agreement with Nexponint Hospitality Trust. In accordance with the contractual terms, each Condor common share, with a par value of USD 0.01 per share, was canceled prior to the merger and became the right to receive a cash amount equivalent to USD 11.10 per ordinary share. Additionally, in accordance with the terms and conditions of the merger agreement, each Class E convertible share was automatically canceled and became the right to receive a cash amount equivalent to USD 10.00 per share.

IRSA Inversiones y Representaciones Sociedad Anónima

The closing of the transaction, which had been scheduled for March 23, 2020, did not occur.

On October 14, 2020, Condor entered into an agreement with Nexponint Hospitality Trust and some of its affiliates ("NHT Parties") to resolve any and all claims between them related to the aforementioned merger agreement.

According to this agreement, NHT and its affiliates shall make three payments to Condor in three installments ending on December 30, 2020 and totalling USD 7.0. As of the date of these financial statements, the total compensation for breach of the contract has been collected.

As of the date of presentation of these financial statements, the Company has 2,245,100 ordinary shares and 325,752 Series E shares of Condor.

E.
Loss of control of IDBD

As described in Note 1. to these financial statements, at the end of September 2020, the Group has lost control of IDBD, deconsolidating the related assets and liabilities and reclassifying the operations from this operations center to discontinued operations.

The following table details the net assets disposed:

09.30.2020
ASSETS
Investment properties	93,794
Property, plant and equipment	38,292
Trading properties	6,136
Intangible assets	29,161
Right-of-use assets	20,629
Investments in associates and joint ventures	38,654
Deferred income tax assets	453
Income tax credit	340
Restricted assets	6,703
Trade and other receivables	56,408
Investments in financial assets	25,249
Derivative financial instruments	294
Inventories	3,760
Group of assets held for sale	43,909
Cash and cash equivalents	115,963
TOTAL ASSETS	479,745
Borrowings	339,376
Lease liabilities	18,908
Deferred income tax liabilities	12,975
Trade and other payables	25,363
Income tax liabilities	475
Provisions	5,661
Employee benefits	498
Derivative financial instruments	498
Salaries and social security liabilities	3,532
Group of liabilities held for sale	22,985
TOTAL LIABILITIES	430,271
TOTAL NET ASSETS	49,474
Non-controlling interest	(49,886)
Result for loss of control	(412)
Recycling of currency translation adjustment and other reserves	(2,797)
Total result for loss of control (*)	(3,209)

(*) Included within discontinued operations

IRSA Inversiones y Representaciones Sociedad Anónima

F. Distribution of dividends in kind

On October 26, 2020, the Ordinary and Extraordinary Shareholders’ Meeting of IRSA, approved, a dividend distribution in kind for the equivalent amount of ARS 484 (representative of ARS 0.84 per share) payable in shares of IRSA CP. IRSA CP’s quoted price per share as of October 23, 2020, was considered and, it amounted to 320 pesos per share. As a result 1,512,500 shares were distributed. This transaction was accounted for as a change in equity generating a reduction of the equity attributable to the controlling shareholders for ARS 673 restated for inflation as of the date of these financial statements. As of the end of the period the groups interest in IRSA CP amounts to 79.92%.

               G. Manibil Sale

On December 22, 2020, the Company sold 217,332,873 ordinary Class B shares, nominative not endorsable, with a nominal value of ARS 1 and entitled to one vote per share owned by the Company, representing 49% of the stock capital of MANIBIL S.A., a company dedicated to real estate developments. The price for the sale of the shares amounts to ARS 576.9. The operation was completed in February 2021, for which the Company is no longer a shareholder of MANIBIL S.A.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

From June 30, 2020 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities (either measured at fair value or amortized cost) except for what is mentioned in Note 30 in relation to COVID-19. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group’s financial instruments, except as mentioned in Note 30.

6.
Segment information

As explained in Note 6 to the Annual Financial Statements, the Group used to report its financial performance separately in two Operations Centers. However, as described in Note 1, during September 2020 the Group lost control of IDBD and has reclassified its results to discontinued operations. Because of losing control of IDBD, from October 1, 2020, the Group reports its financial performance through a single Operation Center. Segment information for the period ended December 31, 2019 has been recast for the purposes of comparability with the present period.

Below is a summary of the Group’s operating segments and a reconciliation between the operating income according to segment information and the operating income of the Statements of Income and Other Comprehensive Income of the Group for the periods ended December 31, 2020 and 2019:

	Six Months ended December 31, 2020
	Total	Joint ventures (1)	Expensesand collectivepromotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	3,854	(17)	1,127	(13)	4,951
Costs	(1,423)	31	(1,237)	-	(2,629)
Gross profit / (loss)	2,431	14	(110)	(13)	2,322
Net gain from fair value adjustment of investment properties	9,774	(508)	-	-	9,266
General and administrative expenses	(1,538)	3	-	20	(1,515)
Selling expenses	(794)	7	-	-	(787)
Other operating results, net	(104)	1	1	(7)	(109)
Profit / (loss) from operations	9,769	(483)	(109)	-	9,177
Share of profit of associates and joint ventures	(807)	354	-	-	(453)
Segment profit / (loss)	8,962	(129)	(109)	-	8,724
Reportable assets	184,867	(958)	-	16,220	200,129
Reportable liabilities	-	-	-	(107,848)	(107,848)
Net reportable assets	184,867	(958)	-	(91,628)	92,281

	Six Months ended December 31, 2019
	Total	Joint ventures (1)	Expensesand collectivepromotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	8,891	(54)	2,095	(16)	10,916
Costs	(1,852)	31	(2,189)	4	(4,006)
Gross profit / (loss)	7,039	(23)	(94)	(12)	6,910
Net gain from fair value adjustment of investment properties	5,637	(344)	-	-	5,293
General and administrative expenses	(1,617)	7	-	20	(1,590)
Selling expenses	(730)	5	(33)	-	(758)
Other operating results, net	(39)	19	27	(8)	(1)
Profit / (loss) from operations	10,290	(336)	(100)	-	9,854
Share of profit of associates and joint ventures	(1,755)	242	-	-	(1,513)
Segment profit / (loss)	8,535	(94)	(100)	-	8,341
Reportable assets	139,307	(812)	-	34,758	173,253
Reportable liabilities	-	-	-	(122,649)	(122,649)
Net reportable assets	139,307	(812)	-	(87,891)	50,604

(1) Represents the equity value of joint ventures that were proportionately consolidated for segment information.
(2) Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 8,482 and ARS 6,051 as of December 31, 2020 and 2019 respectively.

Below is a summarized analysis of the segments from the Group’s Operations Center in Argentina for the periods ended December 31, 2020 and 2019:

	Six Months ended December 31, 2020
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	1,943	1,118	358	119	297	-	19	3,854
Costs	(292)	(91)	(371)	(335)	(251)	-	(83)	(1,423)
Gross profit / (loss)	1,651	1,027	(13)	(216)	46	-	(64)	2,431
Net (loss) / gain from fair value adjustment of investment properties	(4,762)	7,796	6,167	-	3	-	570	9,774
General and administrative expenses	(674)	(178)	(146)	(157)	(31)	(325)	(27)	(1,538)
Selling expenses	(116)	(79)	(529)	(47)	(20)	-	(3)	(794)
Other operating results, net	(65)	(8)	(37)	10	(1)	-	(3)	(104)
(Loss) / profit from operations	(3,966)	8,558	5,442	(410)	(3)	(325)	473	9,769
Share of profit of associates and joint ventures	-	-	(15)	-	(542)	-	(250)	(807)
Segment (loss) / profit	(3,966)	8,558	5,427	(410)	(545)	(325)	223	8,962

Investment properties and trading properties	54,295	69,176	44,353	-	111	-	2,026	169,961
Investment in associates and joint ventures	-	-	623	-	1,858	-	7,839	10,320
Other operating assets	298	1,046	995	2,133	-	7	107	4,586
Operating assets	54,593	70,222	45,971	2,133	1,969	7	9,972	184,867

(i) For the six-month period ended December 31, 2020, the net gain from fair value adjustment of investment properties was ARS 9,266. The net impact of the values in pesos of our properties was mainly a consequence of the change in macroeconomic conditions:
(a) loss of ARS 235.0 as a consequence of the variation in the projected income growth rate increase in the projected inflation rate and the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow from shopping malls;
(b) positive impact of ARS 8,350.9 resulting from the conversion into pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period;
(c) an increase of 103 basis points in the discount rate, mainly due to an increase in the country-risk rate component of the WACC discount rate used to discount the cash flow, which led to a decrease in the value of the shopping malls of ARS 4,743.8.
(d) Additionally, due to the impact of the inflation adjustment, ARS 9,323.0 were reclassified for shopping malls from “Net gain from fair value adjustment” to “Inflation Adjustment” in the Statement of Income and Other Comprehensive Income.

The value of our office buildings and other rental properties measured in real terms increased by 15.0% during the six-month period ended as of December 31, 2020, due to the implicit exchange rate.

IRSA Inversiones y Representaciones Sociedad Anónima

	Six Months ended December 31, 2019
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	4,961	1,491	626	1,726	7	-	80	8,891
Costs	(394)	(81)	(350)	(961)	(7)	-	(59)	(1,852)
Gross profit	4,567	1,410	276	765	-	-	21	7,039
Net (loss) / gain from fair value adjustment of investment properties	(2,554)	4,528	3,463	-	-	-	200	5,637
General and administrative expenses	(594)	(158)	(155)	(241)	(74)	(317)	(78)	(1,617)
Selling expenses	(346)	(59)	(133)	(184)	-	-	(8)	(730)
Other operating results, net	(89)	(42)	(4)	(12)	(1)	-	109	(39)
Profit / (loss) from operations	984	5,679	3,447	328	(75)	(317)	244	10,290
Share of profit of associates and joint ventures	-	-	-	-	(519)	-	(1,236)	(1,755)
Segment profit / (loss)	984	5,679	3,447	328	(594)	(317)	(992)	8,535

Investment properties and trading properties	58,359	42,405	35,217	-	121	-	1,473	137,575
Investment in associates and joint ventures	-	-	620	-	(10,251)	-	7,236	(2,395)
Other operating assetsInvestment	344	195	979	2,250	244	7	108	4,127
Operating assets	58,703	42,600	36,816	2,250	(9,886)	7	8,817	139,307

Below is a summarized analysis of the segments from the Group’s Operations Center in Israel where only assets and liabilities are presented as of December 31,2019:

	Six Months ended December 31, 2019
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Operating assets	182,170	30,553	156,780	9,989	39,527	90,512	509,531
Operating liabilities	(167,716)	-	(122,483)	-	(131,502)	(27,623)	(449,324)
Operating assets (liabilities), net	14,454	30,553	34,297	9,989	(91,975)	62,889	60,207

7. Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the six-month period ended December 31, 2020 and for the year ended June 30, 2020 were as follows:

	December 31, 2020	June 30, 2020
Beginning of the period / year	89,142	42,882
Adjustment previous periods (IFRS 9 and IAS 28)	-	(2,372)
Increase of equity interest in associates and joint ventures	-	4,005
Capital contributions	27	3,238
Capital reduction	-	(127)
Decrease of interest in associate (iv)	(34,843)	-
Deconsolidation (iii)	(38,654)	34,967
Share of profit	121	10,387
Currency translation adjustment	(2,629)	64
Dividends (i)	-	(2,181)
Other comprehensive income	(44)	(1,489)
Reclassification to held-for-sale	-	(2,481)
Others	452	(3)
Incorporation by business combination	-	2,252
End of the period / year (ii)	13,572	89,142

(i)
Note 25.
(ii)
As of December 31, 2020 and June 30, 2020 includes ARS (8) and ARS (19), reflecting interests in companies with negative equity, which were disclosed in “Provisions” (Note 18).
(iii)
The amount as of December 31, 2020 corresponds to the effect of the deconsolidation of IDBD and DIC (See note 4.E).
Regarding the amount as of June 30, 2020, it corresponds to the effect of the deconsolidation of Gav-Yam (See Note 4 to the consolidated Financial Statements as of June 30, 2020)
(iv)
Corresponds to the sale of the remaining equity interest in Shufersal in July 2020.

IRSA Inversiones y Representaciones Sociedad Anónima

	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
Name of the entity	December 31, 2020	June 30, 2020	December 31, 2020	June 30, 2020	December 31, 2020	December 31, 2019
Associates
New Lipstick	49.96%	49.96%	189	560	(378)	(501)
BHSA	29.91%	29.91%	5,042	4,881	161	(1,352)
Condor	18.89%	18.89%	1,601	1,775	(166)	(18)
PBEL	N/A	45.40%	-	-	-	-
Shufersal	N/A	26.02%	-	33,691	19	-
Mehadrin	N/A	45.41%	-	-	-	-
Gav-Yam	N/A	N/A	-	32,691	31	-
Quality	50.00%	50.00%	2,919	2,518	383	252
La Rural SA	50.00%	50.00%	277	243	32	128
TGLT	30.20%	N/A	2,047	2,468	(421)	-
Other joint ventures	N/A	N/A	1,497	10,315	(2,169)	529
Total associates and joint ventures			13,572	89,142	(2,508)	(962)

Below is additional information about the Group’s investments in associates and joint ventures:

				Latest financial statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	Profit / (loss) for the period	Shareholders’ equity
Associates
New Lipstick	U.S.	Real estate	N/A	-	(*) (9)	(*) (31)
BHSA	Argentina	Financial	448,689,072	(***) 1.500	(***) 539	(***) 16.342
Condor	EE.UU.	Hotel	2,245,100	(*) 232	(*) (11)	(*) 72
PBEL	India	Real estate	N/A	N/A	(**) (2)	N/A
Shufersal	Israel	Retail	N/A	N/A	(**) 89	N/A
Mehadrin	Israel	Agropecuaria	N/A	N/A	N/A	N/A
Gav-Yam	Israel	Inmobiliaria	N/A	N/A	(**) 76	N/A
Quality	Argentina	Real estate	203,158,129	406	766	5,764
La Rural SA	Argentina	Organization of events	714,498	1	75	466
TGLT (1)	Argentina	Real estate	279,502,813	925	(1,479)	5,803
Other joint ventures			N/A	N/A	N/A	N/A

(*)
Amounts in millions of US Dollars under USGAAP. Condor’s year-end falls on December 31, so the Group estimates their interest with a three-month lag, including material adjustments, if any.
(**)
Amounts in millions of NIS.
(***)
Preliminary information as of December 31, 2020 according to BCRA's standards.
(1)
Additionally, 21,600,000 preferred class A shares and 24,948,798 preferred class B shares were subscribed, subject to conversion. As of the date of issuance of these financial statements, these preferred shares have not yet been converted.

Puerto Retiro (joint venture):

There have been no changes to what was informed in Note 8 to the Annual Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

8. Investment properties

Changes in the Group’s investment properties for the six-month period ended December 31, 2020 and for the year ended June 30, 2020 were as follows:

	Six Months ended December 31, 2020				Year ended June 30, 2020
	Rental properties	Undeveloped parcels of land	Properties under development	Total	Total
Fair value at the beginning of the period / year	230,930	37,813	3,970	272,713	399,727
Adjustments previous periods	-	-	-	-	511
Additions	488	53	-	541	6,446
Incorporation by business combination	-	-	-	-	292
Capitalized finance costs	-	-	-	-	97
Capitalized leasing costs	10	1	-	11	24
Amortization of capitalized leasing costs (i)	(6)	-	-	(6)	(18)
Transfers	(414)	-	-	(414)	-
Reclassification to assets held for sale	-	-	-	-	(29,040)
Deconsolidation	(91,416)	(951)	(1,427)	(93,794)	(188,810)
Disposals	(14,154)	-	-	(14,154)	(18,159)
Currency translation adjustment	(9,607)	(99)	(159)	(9,865)	64,089
Net (loss)/ gain from fair value adjustment	1,683	6,006	1,555	9,244	37,554
Fair value at the end of the period / year	117,514	42,823	3,939	164,276	272,713

(i)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income (Note 21).

The following amounts have been recognized in the Statements of Income:

	12.31.2020	12.31.2019
Rental and services income	4,187	8,568
Direct operating expenses	(1,633)	(2,696)
Development reimbursements / (expenses)	(88)	(63)
Net realized gain from fair value adjustment of investment properties (i) (ii)	7,915	672
Net unrealized gain from fair value adjustment of investment properties	1,351	4,621

(i) As of December 31, 2020 includes ARS 3,950 for the sale of Torre Boston and ARS 3,965 for the sale of Bouchard 710. As of December 31, 2019 includes ARS 436 corresponding to the barter transaction of the Caballito Ferro land and ARS 236 for the deconsolidation of the La Maltería S.A land.

(ii) As of December 31, 2020, (ARS 1,209) corresponds to the realized result from fair value adjustment for the period ((ARS 835) for the sale of Torre Boston and (ARS 374) for the sale of Bouchard 710) and ARS 9,124 for realized result from fair value adjustment made in previous years (ARS 4,786 for the sale of Torre Boston and ARS 4,338 for the sale of Bouchard 710). As of December 31, 2019 ARS 60 corresponds to net realized fair value adjustment on investment properties for the period (which includes the barter transaction of the Caballito Ferro land) and ARS 612 corresponds to the realized fair value adjustment made in previous years (ARS 376 corresponding to the barter transaction of the Caballito Ferro land and ARS 236 for the deconsolidation of the La Maltería S.A. land).

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques. The Group has reassessed the assumptions December 31, 2020, considering the market conditions existing at that date due to the pandemic described in Note 30, incorporating the effect of the variation in the exchange rate in other assets denominated in US Dollars.

IRSA Inversiones y Representaciones Sociedad Anónima

9. Property, plant and equipment

Changes in the Group’s property, plant and equipment for the six-month period ended December 31, 2020 and for the year ended June 30, 2019 were as follows:

	Six Months ended December 31, 2020						Year ended June 30, 2020
	Agricultural establishments	Buildings and facilities	Machinery and equipment	Communication networks	Others	Total	Total
Costs	11,384	14,475	5,373	120,965	15,453	167,650	139,721
Accumulated depreciation	(6,167)	(8,300)	(4,529)	(95,660)	(7,775)	(122,431)	(101,484)
Net book amount at the beginning of the period / year	5,217	6,175	844	25,305	7,678	45,219	38,237
Additions	44	92	10	464	594	1,204	6,798
Disposals	-	(22)	(1)	(44)	-	(67)	(3,961)
Incorporation by business combination	-	-	-	-	-	-	7,320
Deconsolidation	(4,869)	(3,419)	(634)	(22,599)	(6,771)	(38,292)	(1,272)
Reclassification to assets assets held for sale	-	(22)	-	-	-	(22)	(328)
Currency translation adjustment	(370)	(274)	(49)	(1,823)	(543)	(3,059)	6,981
Transfers	-	768	-	-	-	768	(312)
Depreciation charges (i)	(22)	(238)	(32)	(1,303)	(826)	(2,421)	(8,244)
Balances at the end of the period / year	-	3,060	138	-	132	3,330	45,219
Costs	-	6,153	1,939	-	447	8,539	167,650
Accumulated depreciation	-	(3,093)	(1,801)	-	(315)	(5,209)	(122,431)
Net book amount at the end of the period / year	-	3,060	138	-	132	3,330	45,219

(i) As of December 31, 2020, depreciation charges of property, plant and equipment were recognized as follows: ARS 140 in "Costs" and ARS 7 in "General and administrative expenses", respectively in the Statement of Income (Note 21). On the other hand, ARS 2,274 has been charged to the result of discontinued operations.

10. Trading properties

Changes in the Group’s trading properties for the six-month period ended December 31, 2020 and for the year ended June 30, 2020 were as follows:

	Six Months ended December 31, 2020				Year ended June 30, 2020
	Completed properties	Properties under development	Undeveloped sites	Total	Total
Beginning of the period / year	2,427	992	5,177	8,596	10,018
Additions	-	(87)	309	222	2,768
Deconsolidation	(1,698)	(113)	(4,325)	(6,136)	(186)
Capitalized financial costs	-	256	-	256	14
Currency translation adjustment	(157)	(17)	(298)	(472)	1,051
Transfers	155	(155)	-	-	257
Disposals	(630)	(137)	(171)	(938)	(5,326)
End of the period / year	97	739	692	1,528	8,596
Non-current				1,476	5,820
Current				52	2,776
Total				1,528	8,596

IRSA Inversiones y Representaciones Sociedad Anónima

11. Intangible assets

Changes in the Group’s intangible assets for the six-month period ended December 31, 2020 and for the year ended June 30, 2020 were as follows:

	Six Months ended December 31, 2020							Year ended June 30, 2020
	Goodwill	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others	Total	Total
Costs	6,763	10,092	13,530	28,441	9,485	16,015	84,326	70,030
Accumulated amortization	-	(950)	(10,629)	(25,475)	(4,424)	(9,549)	(51,027)	(39,345)
Net book amount at the beginning of the period / year	6,763	9,142	2,901	2,966	5,061	6,466	33,299	30,685
Additions	-	-	-	22	320	706	1,048	5,403
Disposals	-	-	-	-	(88)	-	(88)	(263)
Deconsolidation	(6,521)	(8,469)	(2,627)	(2,506)	(3,914)	(5,124)	(29,161)	(3,932)
Assets incorporated by business combination	-	-	-	-	-	-	-	69
Currency translation adjustment	(104)	(651)	(208)	(217)	(365)	(432)	(1,977)	6,923
Amortization charges (i)	-	(22)	(66)	(265)	(832)	(621)	(1,806)	(5,586)
Balances at the end of the period / year	138	-	-	-	182	995	1,315	33,299
Costs	138	-	-	-	598	1,305	2,041	84,326
Accumulated amortization	-	-	-	-	(416)	(310)	(726)	(51,027)
Net book amount at the end of the period / year	138	-	-	-	182	995	1,315	33,299

(ii) As of December 31, 2020, amortization charges were recognized in the amount of ARS 4 in "Costs" and ARS 36 in "General and administrative expenses", in the Statement of Income (Note 21). On the other hand, ARS 1,806 has been charged to the result of discontinued operations.

12. Right-of-use assets

The Group’s right-of-use assets as of December 31, 2020 and June 30, 2020 are the following:

	December 31, 2020	June 30, 2020
Real Estate	9	4,933
Telecommunications	-	13,188
Machinery and equipment	13	16
Others	658	5,664
Total Right-of-use assets	680	23,801
Non-current	680	23,801
Total	680	23,801

The depreciation charge of the right-of use-assets is detailed below:

	December 31, 2020	December 31, 2019
Real Estate	1,180	643
Telecommunications	270	1,974
Others	42	165
Total depreciation of right-of-use assets (i)	1,492	2,782

IRSA Inversiones y Representaciones Sociedad Anónima

(i)
Includes ARS 1,457 and ARS 2,770 charged to the result of discontinued operations as of December 31, 2020 and 2019 respectively.

13. Financial instruments by category

This note presents the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy refer to Note 13 to the Annual Financial Statements. Financial assets and financial liabilities as of December 31, 2020 are the following:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
December 31, 2020
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	6,553	-	-	-	6,553	3,958	10,511
Investments in financial assets:
- Public companies’ securities	-	357	-	237	594	-	594
- Bonds	-	2,365	-	-	2,365	-	2,365
- Investments in financial assets with quotation	10	499	-	36	545	-	545
Derivative financial instruments:
- Foreign-currency future contracts	-	-	6	-	6	-	6
Cash and cash equivalents:
- Cash at bank and on hand	1,077	-	-	-	1,077	-	1,077
- Short-term investments	-	528	-	-	528	-	528
Total assets	7,640	3,749	6	273	11,668	3,958	15,626

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
December 31, 2020
Liabilities as per Statement of Financial Position
Trade and other payables	5,255	-	-	-	5,255	3,391	8,646
Borrowings (excluding finance leases)	55,471	2	-	-	55,473	-	55,473
Derivative financial instruments:
- Foreign-currency future contracts	-	1	19	-	20	-	20
- Swaps	-	-	80	-	80	-	80
Total liabilities	60,726	3	99	-	60,828	3,391	64,219

Financial assets and financial liabilities as of June 30, 2020 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2020
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	59,153	-	-	-	59,153	17,558	76,711
Investments in financial assets:	-	-	-	-	-	-	-
- Public companies’ securities	-	688	276	-	964	-	964
- Private companies’ securities	-	-	-	3,486	3,486	-	3,486
- Deposits	1,144	73	-	-	1,217	-	1,217
- Bonds	-	11,066	1,731	-	12,797	-	12,797
- Investments in financial assets with quotation	-	7,788	971	278	9,037	-	9,037
Derivative financial instruments	-	-	-	-	-	-	-
- Foreign-currency future contracts	-	-	155	-	155	-	155
- Others	74	-	24	170	268	-	268
Restricted assets (i)	9,683	-	-	-	9,683	-	9,683
Financial assets available for sale:	-	-	-	-	-	-	-
- Clal	-	4,047	-	-	4,047	-	4,047
Cash and cash equivalents:	-	-	-	-	-	-	-
- Cash at bank and on hand	29,570	-	-	-	29,570	-	29,570
- Short term investments	75,057	3,667	-	-	78,724	-	78,724
Total assets	174,681	27,329	3,157	3,934	209,101	17,558	226,659

IRSA Inversiones y Representaciones Sociedad Anónima

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2020
Liabilities as per Statement of Financial Position
Trade and other payables	29,946	-	-	-	29,946	8,216	38,162
Borrowings (excluding finance leases)	450,823	-	-	-	450,823	-	450,823
Derivative financial instruments:
- Foreign-currency future contracts	-	-	165	-	165	-	165
- Swaps	-	-	1,145	24	1,169	-	1,169
- Others	-	-	74	-	74	-	74
Total liabilities	480,769	-	1,384	24	482,177	8,216	490,393

The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 17). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

The valuation models used by the Group for the measurement of Level 2 and Level 3 instruments are no different from those used as of June 30, 2020.

As of December 31, 2020, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.
The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments. Details of such models are presented in the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range

Promissory note	Theoretical price	Acquisition agreement.	Level 2	-
Investments in financial assets - Other private companies’ securities	Cash flow / NAV - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investments assessments.
			Level 3	1 - 3.5
Derivative financial instruments – Forwards	Theoretical price	Underlying asset price and volatility	Level 2 and 3	-

The following table presents the changes in Level 3 instruments as of December 31, 2020 and June 30, 2020:

	Derivative financial instruments - Forwards	Investments in financial assets - Private companies' securities	Investments in financial assets - Others	Investments in financial assets - Public companies	Derivative financial instruments	Total as of December 31, 2020	Total as of June 30, 2020
Balances at beginning of the period / year	(24)	3,486	278	-	170	3,910	4,965
Additions and acquisitions	-	-	-	-	-	-	42
Transfer to level 1	-	-	-	275	-	275	421
Currency translation adjustment	-	-	-	-	-	-	982
Deconsolidation	24	(3,486)	(243)	-	(170)	(3,875)	-
Write off	-	-	-	-	-	-	(1,902)
Gain / (loss) for the period / year (i)	-	-	1	(38)	-	(37)	(598)
Balances at the end of the period / year	-	-	36	237	-	273	3,910

(i)
Included within “Financial results, net” in the Statements of Income.

IRSA Inversiones y Representaciones Sociedad Anónima

14. Trade and other receivables

Group’s trade and other receivables as of December 31, 2020 and June 30, 2020 are as follows:

	December 31, 2020	June 30, 2020
Sale, leases and services receivables	4,044	46,086
Less: Allowance for doubtful accounts	(660)	(4,476)
Total trade receivables	3,384	41,610
Prepaid expenses	544	16,175
Borrowings, deposits and others	3,240	12,020
Advances to suppliers	941	1,209
Tax receivables	877	964
Others	865	257
Total other receivables	6,467	30,625
Total trade and other receivables	9,851	72,235
Non-current	2,242	27,719
Current	7,609	44,516
Total	9,851	72,235

Movements on the Group’s allowance for doubtful accounts were as follows:

	December 31, 2020	June 30, 2020
Beginning of the period / year	4,476	3,180
Additions	339	1,232
Recovery	(52)	(131)
Currency translation adjustment	(246)	1,273
Deconsolidation	(3,705)	(24)
Receivables written off during the period/year as uncollectable	(22)	(859)
Transfer to assets held for sale	-	(24)
Incorporation by business combination	-	22
Inflation adjustment	(130)	(193)
End of the period / year	660	4,476

The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income (Note 21).

15. Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Group’s operations for the six-month period ended December 31, 2020 and 2019:

	Note	Six Months ended December 31, 2020	Six Months ended December31, 2019
(Loss) / profit for the period		(1,164)	6,611
(Loss) / profit for the period from discontinued operations		7,120	(10,192)
Adjustments for:
Income tax	19	4,004	2,720
Amortization and depreciation	21	229	318
Net gain from fair value adjustment of investment properties		(9,266)	(5,293)
Financial results, net		(2,120)	10,753
Provisions and allowances		72	199
Share of (profit) /loss of associates and joint ventures	7	453	1,513
Changes in operating assets and liabilities:
Decrease in inventories		10	1
Decrease / (increase) in trading properties		749	(457)
(Increase) / decrease in trade and other receivables		(686)	1,190
Increase / (decrease) in trade and other payables		2,600	(1,530)
Increase / (decrease) in salaries and social security liabilities		7	(133)
Decrease in provisions		(44)	(188)
Net cash generated by continuing operating activities before income tax paid		1,964	5,512
Net cash generated by discontinued operating activities before income tax paid		2,672	17,803
Net cash generated by operating activities before income tax paid		4,636	23,315

IRSA Inversiones y Representaciones Sociedad Anónima

The following table presents the balances disposed because of the loss of control of IDBD:

09.30.2020
Investment properties	93,794
Property, plant and equipment	38,292
Trading properties	6,136
Intangible assets	29,161
Right-of-use assets	20,629
Investments in associates and joint ventures	38,654
Deferred income tax assets	453
Income tax credit	340
Restricted assets	6,703
Trade and other receivables	56,408
Investments in financial assets	25,249
Derivative financial instruments	294
Inventories	3,760
Group of assets held for sale	43,909
Borrowings	(339,376)
Lease liabilities	(18,908)
Deferred income tax liabilities	(12,975)
Trade and other payables	(25,363)
Income tax liabilities	(475)
Provisions	(5,661)
Employee benefits	(498)
Derivative financial instruments	(498)
Salaries and social security liabilities	(3,532)
Group of liabilities held for sale	(22,985)
Net value of incorporated assets that do not affect cash	(66,489)
Cash and cash equivalents	(115,963)
Non-controlling interest	(49,886)
Net value of disposal assets	(232,338)

The following table presents a detail of significant non-cash transactions occurred in the six-month period ended December 31, 2020 and 2019:

	Six Months ended December 31, 2020	Six Months ended December31, 2019
Decrease of associates and joint ventures through an increase of trade and other receivables	-	26
Increase in rights of use through increased lease liabilities	24	-
Increase of investment properties through a decrease of financial assets	-	334
Increase of trade and other receivables through a decrease of associates and joint ventures	-	26
Increase of property, plant and equipment through an increase of trade and other payables	-	609
Increase of intangible assets through an increase of trade and other payables	-	696
Decrease of property, plant and equipment through an increase of receivables and tax debts	33	-
Increase of trading properties through an increase of trade and other payables	256	87
Distribution of dividends to non-controlling interest pending payment	-	1,378
Increase of investments in associates and joint ventures through a decrease of investments in financial assets	-	984
Decrease in borrowings through a decrease in financial assets	-	2,942
Distribution of dividends in shares	580	707
Increase in investment properties through an increase in borrowings	-	662
Increase of right-of-use assets through a decrease in property, plant and equipment	-	26
Increase in investments in associates and joint ventures from an increase in trade and other payables	-	1,623
Decrease of investments in associates and joint ventures through a reclassification to assets held for sale	-	4,415
Increase of investments in associates and joint ventures through an increase of trade and other payables	-	83

IRSA Inversiones y Representaciones Sociedad Anónima

16. Trade and other payables

Group’s trade and other payables as of December 31, 2020 and June 30, 2020 were as follows:

	December 31, 2020	June 30, 2020
Trade payables	1,126	22,433
Advances from sales, leases and services	3,102	3,172
Construction obligations	-	488
Accrued invoices	616	526
Deferred income	-	170
Total trade payables	4,844	26,789
Dividends payable to non-controlling interest	-	268
Taxes payable	369	191
Other payables	3,433	10,914
Total other payables	3,802	11,373
Total trade and other payables	8,646	38,162
Non-current	1,440	2,600
Current	7,206	35,562
Total	8,646	38,162

17. Borrowings

The breakdown of the Group’s borrowings as of December 31, 2020 and June 30, 2020 was as follows:

	Total as of December 31, 2020	Total as of June 30, 2020	Fair value as of December 31, 2020	Fair value as of June 30, 2020
NCN	45,860	378,541	43,378	252,018
Bank loans	3,970	67,441	3,979	45,329
Bank overdrafts	4,132	2,910	4,132	2,428
Other borrowings	1,511	1,931	1,511	1,611
Total borrowings	55,473	450,823	53,000	301,386
Non-current	40,942	356,932
Current	14,531	93,891
Total	55,473	450,823

Issuance of IRSA Non-convertible Notes

On July 21, 2020, subsequently to the closing of the fiscal year, the Company issued USD 38.4 Non-convertible Notes in the local market through the following instruments:

●
ARS 335.2 (equivalent to USD 4.7) Series VI NCNs denominated and payable in Argentine pesos at a variable rate (Private Badlar) + 4.0%, with interest accruing on a quarterly basis. The principal amount is repayable in two installments: the first one -equal to 30% of the par value of the notes- payable on the date that is 9 (nine) months after the Issue and Settlement Date and the second installment -equal to 70% of the par value of the notes- payable on the relevant due date, i.e. July 21, 2021. Notes were issued at 100% of their par value.

●
US$ 33.7 Series VII NCNs denominated in US$ and payable in Argentine pesos at the applicable exchange rate, at a fixed 4.0% rate, with interest accruing on a quarterly basis. Repayment of capital is due on January 21, 2021. Notes were issued at 100% of their par value. The proceeds were used to refinance short-term indebtedness. On January 21, 2021, the commitments of this note were cancelled.

IRSA Inversiones y Representaciones Sociedad Anónima

Payment of non-convertible notes

On July 20, 2020, the Company paid the twentieth interest installment and the principal installment of the US$ 75 Series II Non-convertible Notes issued on July 20, 2010.

On August 6, 2020, the Company paid the second interest installment and the principal installment of the US$ 47 Series II Non-convertible Notes issued on August 6, 2019.

Payment of IRSA CP’s Series IV Non-convertible Notes

On September 14, 2020, the aggregate principal amount of the Series IV Non-convertible Notes in the amount of ARS 10,381 (US$ 140) and interest accrued as of such date in the amount of ARS 134 (US$ 1.8) were paid.

Exchange of debentures

On November 12, 2020, the company carried out an exchange operation of its Series I Notes, for a nominal value of USD 181.5.

Nominal Value of Existing Notes presented and accepted for the Exchange (for both Series): approximately USD 178.5 which represents 98.31% acceptance, through the participation of 6,571 orders.

●
Series VIII: Face Value of Existing Notes presented and accepted for the Exchange: approximately USD 104.3.


Nominal Value to be Issued: approximately USD 31.7.


Issuance Price: 100% nominal value.


Maturity Date: It will be November 12, 2023.


Consideration of the Exchange Offer: eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive for every USD 1 submitted to the Exchange, the accrued interest of the existing notes until the settlement and issue date and the following:

■
A sum of money of approximately USD 72,6 for repayment of capital of such existing notes presented to the Exchange, in cash, in United States Dollars, which will be equivalent to USD 0.69622593 for each USD 1 of existing notes presented to the Exchange; and

■
The remaining amount until completing 1 USD for each 1 USD of existing notes presented to the Exchange, in notes Series VIII.


Annual Nominal Fixed Interest Rate: 10.00%.


Amortization: The capital of the Series VIII Notes will be amortized in 3 annual installments (33% of the capital on November 12, 2021, 33% of the capital on November 12, 2022, 34% of the capital on the maturity date of Series VIII).


Interest Payment Dates: Interest will be paid quarterly for the expired period as of the issue and settlement date.


Payment Address: Payment will be made to an account at Argentine Securities Commission in the Autonomous City of Buenos Aires

●
Series IX: Face Value of Existing Notes presented and accepted for the Exchange: approximately USD 74.2.


Nominal Value to be Issued (together with the Face Value to be issued as a result of the cash subscription): approximately USD 80.7 .


Issuance Price: 100% nominal value.


Maturity Date: It will be March 1, 2023.

IRSA Inversiones y Representaciones Sociedad Anónima


Consideration of the Exchange Offer: the eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive Series IX Notes for 100% of the capital amount presented for exchange and accepted by the Company and the accrued interest of the existing notes until the settlement and issue date.


Early Bird: will consist of the payment of USD 0.02 for each USD 1 of existing notes delivered and accepted in the Exchange on or before the deadline date to Access the Early Bird. Said consideration will be paid in Pesos on the issue and settlement date according to the exchange rate published by Communication “A” 3500 of the Central Bank of Argentina on the business day prior to the expiration date of the Exchange, which is ARS 79.3433 for each USD 1 of Existing Notes delivered and accepted in the Exchange.


Annual Nominal Fixed Interest Rate: 10.00%.


Amortization: The capital of the Series IX Notes will be amortized in one installment on the maturity date.


Interest Payment Dates: Interest will be paid quarterly for the expired period from the issuance and settlement date.


Payment Address: Payment will be made to an account at Argentine Securities Commission in New York, United States, for which purpose the Company will make US dollars available to an account reported by the Argentine Securities Commission in said jurisdiction.

●
Modifications to the Terms of the Existing Notes: Considering that consent has been obtained for an amount greater than 90% of the existing notes capital, the Company has modified and replaced the following essential and non-essential terms and conditions of the existing notes.


By virtue of the implementation of the Proposed Non-Essential Modifications, the entire section of "Certain Commitments" and "Events of Default" is eliminated from the terms and conditions set forth in the prospectus supplements dated May 2, 2019 and dated July 25, 2019 corresponding to the existing notes.


Additionally, pursuant to the implementation of the Proposed Essential Modifications, the following terms and conditions of the Existing Notes are modified and replaced:

■
Expiration Date: It will be March 1, 2023.

■
Interest Payment Dates: will be the same dates reported for Class IX in the Notice of Results.


It is clarified that the terms and conditions of the Series I Notes not modified by the Proposed Essential Modifications and the Proposed Non-Essential Modifications will maintain their full validity.


The implementation of the Proposed Essential Modifications and Proposed Non-Essential Modifications were approved by the Board of Directors, on November 11, 2020.

●
Repayment Series I: In relation to the Exchange Offer ended on November 10, 2020, on November 12, 2020, IRSA made a partial repayment of Series I Notes for a Nominal Value of USD 178,5, after the partial repayment the Nominal Value under circulation was USD 3,1.

Loan to related party

On October 23, 2020, Dolphin Netherlands has granted a loan to Yad Leviim Ltd. in a principal amount of USD 16,250,000 at a rate interest of 5% per year. Then, on December 17, Dolphin Netherlands assigned the receivable to Tyrus S.A., partially canceling the current loan agreement between both companies. Yad Leviim Ltd. is a company controlling by Eduardo Elsztain.

IRSA Inversiones y Representaciones Sociedad Anónima

18. Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Six months ended December 31, 2020					Year ended June 30, 2020
	Legal claims (i)	Investments in associates and joint ventures (ii)	Site dismantling and remediation	Other provisions	Total	Total
Beginning of period / year	2,990	19	536	3,050	6,595	16,677
Additions	51	-	22	(88)	(15)	571
Share of loss of associates	-	2	-	(1)	1	(8,942)
Incorporated by business combination	-	-	-	-	-	67
Recovery	(21)	(13)	-	-	(34)	(1,261)
Used during the period / year	(63)	-	-	(22)	(85)	(997)
Inflation adjustment	(46)	-	-	-	(46)	(81)
Deconsolidation	(2,468)	-	(521)	(2,672)	(5,661)	-
Currency translation adjustment	(196)	-	(37)	(267)	(500)	561
End of period / year	247	8	-	-	255	6,595
Non-current					120	3,671
Current					135	2,924
Total					255	6,595

(i) Additions and recovery are included in "Other operating results, net".
(ii) Corresponds to investments in New Lipstick and Puerto Retiro, companies that have negative equity. The increase and recovery is included in "Share of profit of associates and joint ventures ".
.
There were no significant changes to the processes mentioned in Note 18 to the Annual Financial Statements.

  19. Taxes

The details of the Group’s income tax, is as follows:

	December 31, 2020	December 31, 2019
Current income tax	10	(287)
Deferred income tax	(4,014)	(2,252)
Minimum presumed income tax	-	(181)
Income tax from continuing operations	(4,004)	(2,720)

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the six-month period ended December 31, 2020 and 2019:

	Six Months ended December 31, 2020	Six months ended December 31, 2019
Profit from continuing operations at tax rate applicable in the respective countries	(2,988)	358
Permanent differences:
Share of profit of associates and joint ventures	136	(625)
Unrecognized tax loss carryforwards	(1,184)	(1,597)
Inflation adjustment permanent difference	1,205	1,511
Tax rate differential	1,748	1,186
Non-taxable profit, non-deductible expenses and others	60	(286)
Fiscal transparency	-	119
Tax inflation adjustment	(2,981)	(3,386)
Income tax from continuing operations	(4,004)	(2,720)

IRSA Inversiones y Representaciones Sociedad Anónima

The gross movement in the deferred income tax account is as follows:

	December 31, 2020	June 30, 2020
Beginning of period / year	(52,019)	(62,344)
Currency translation adjustment	1,397	1,886
Incorporated by business combination	-	(1,039)
Deconsolidation	12,522	17,111
Charged / (Credited) to the revaluation surplus reserve	-	430
Revaluation surplus reserve	(70)	(109)
Deferred income tax charge	(3,793)	(7,954)
End of period / year	(41,963)	(52,019)
Deferred income tax assets	214	759
Deferred income tax liabilities	(42,177)	(52,778)
Deferred income tax liabilities, net	(41,963)	(52,019)

20. Revenues

	Six months ended December 31, 2020	Six months ended December 31, 2019
Rental and services income	4,187	8,568
Sales of trading properties and developments	645	623
Revenue from hotels operation and tourism services	119	1,725
Total Group’s revenues	4,951	10,916

21. Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	Total as of December 31, 2020	Total as of December 31, 2019
Cost of sale of goods and services	576	-	-	576	404
Salaries, social security costs and other personnel expenses	874	466	51	1,391	1,980
Depreciation and amortization	159	69	1	229	318
Fees and payments for services	39	253	220	512	394
Maintenance, security, cleaning, repairs and others	583	103	1	687	1,291
Advertising and other selling expenses	164	-	10	174	453
Taxes, rates and contributions	158	46	471	675	768
Director´s fees	-	504	-	504	352
Leases and service charges	52	16	10	78	95
Allowance for doubtful accounts, net	-	-	22	22	122
Other expenses	24	58	1	83	177
Total as of December 31, 2020	2,629	1,515	787	4,931	-
Total as of December 31, 2019	4,006	1,590	758	-	6,354

IRSA Inversiones y Representaciones Sociedad Anónima

22. Cost of goods sold and services provided

	Total as of December 31, 2020	Total as of December 31, 2019
Inventories at the beginning of the period	14,209	11,984
Purchases and expenses	23,487	32,166
Capitalized finance costs	-	87
Currency translation adjustment	(4,270)	5,296
Disposals	(938)	(3,348)
Deconsolidation	(3,760)	(185)
Inventories at the end of the period	(1,597)	(10,295)
Total costs	27,131	35,705

The following table presents the composition of the Group’s inventories as of December 31, 2020 and June 30, 2020:

	Total as of December 31, 2020	Total as of June 30, 2020
Real estate	1,528	8,596
Telecommunications	-	2,023
Fruits	-	3,242
Others	69	348
Total inventories at the end of the period (*)	1,597	14,209

(*) Inventories include trading properties and inventories.

23. Other operating results, net

	Six months ended December 31, 2020	Six months ended December 31, 2019
Gain from disposal of subsidiary and associates	-	(8)
Donations	(62)	(70)
Lawsuits and other contingencies	(50)	(77)
Operating interest expense	(15)	49
Others	18	105
Total other operating results, net	(109)	(1)

24. Financial results, net

	Six months ended December 31, 2020	Six months ended December 31, 2019
Finance income:
- Interest income	48	144

- Dividend income	20	4
Total finance income	68	148
Finance costs:
- Interest expenses	(3,026)	(3,722)
- Loss on debt swap	(2)	(6)
- Other finance costs	(395)	(272)
Subtotal finance costs	(3,423)	(4,000)
Capitalized finance costs	256	88
Total finance costs	(3,167)	(3,912)
Other financial results:
- Fair value gain of financial assets and liabilities at fair value through profit or loss, net	3,767	(159)
- Exchange differences, net	(28)	(5,587)
- Gain from repurchase of negotiable obligations	(219)	86
- Gain from derivative financial instruments, net	(314)	(109)
- Other financial results	(42)	-
Total other financial results	3,164	(5,769)
- Inflation adjustment	1,171	331
Total financial results, net	1,236	(9,202)

25. Related party transactions

The following is a summary of the balances with related parties as of December 31, 2020 and June 30, 2019:

Item	December 31, 2020	June 30, 2020
Trade and other receivables	2,319	1,578
Investments in financial assets	1,896	1,895
Borrowings	(204)	(188)
Trade and other payables	(1,093)	(457)
Total	2,918	2,828

Related party	December 31, 2020	June 30, 2020	Description of transaction	Item
New Lipstick LLC	-	(92)	Loans obtained	Borrowings
	-	19	Reimbursement of expenses receivable	Trade and other receivable
Condor	237	322	Public companies securities	Trade and other receivable
	237	-	Loans granted	Trade and other receivable
	26	-	Dividends	Trade and other receivable
Real Estate Strategies LP	141	139	Reimbursement of expenses receivable	Trade and other receivable
PBS Real Estate Holdings S.R.L	-	566	Reimbursement of expenses receivable	Trade and other receivable
Other associates and joint ventures	9	146	Reimbursement of expenses receivable	Trade and other receivable
	-	-	Leases and/or rights of use payable	Trade and other payables
	(204)	(32)	Loans obtained	Borrowings
	-	10	Management fees	Trade and other receivable
	11	101	Leases and/or rights of use receivable	Trade and other receivable
	204	243	Dividends	Trade and other receivable
	(79)	(1)	Reimbursement of expenses receivable	Trade and other payables
Total associates and joint ventures	582	1,421
Cresud	(16)	(4)	Reimbursement of expenses receivable	Trade and other payables
	(451)	(294)	Corporate services receivable	Trade and other payables
	1,896	1,895	NCN	Investment in financial assets
	-	5	Leases and/or rights of use receivable	Trade and other payables
	(2)	(1)	Management fee	Trade and other payables
	(3)	(4)	Share based payments	Trade and other payables
Total parent company	1,424	1,597
Directors	(454)	(152)	Fees for services received	Trade and other payables
	-	5	Advances	Trade and other receivable

Yad Levim LTD	1,381	-	Loans granted	Trade and other receivable
Others (1)	(88)	(1)	Leases and/or rights of use receivable	Trade and other receivable
	-	(64)	Loans obtained	Borrowings
	73	-	Loans granted	Trade and other receivable
	-	22	Reimbursement of expenses receivable	Trade and other receivable
Total directors and others	912	(190)

(1) Includes CAMSA, Estudio Zang, Bergel & Viñes, Austral Gold, Fundación IRSA, Hamonet S.A., CAM Communication LP, Gary Gladstein and Fundación Museo de los Niños.

The following is a summary of the results with related parties for the six-month periods ended December 31, 2020 and 2019:

Related party	Six Months ended December 31, 2020	Six months ended December 31, 2019	Description of transaction
BACS	32	35	Leases and/or rights of use
Other associates and joint ventures	-	(5)	Financial operations
	(3)	18	Leases and/or rights of use
	(17)	18	Corporate services
Total associates and joint ventures	12	66
Cresud	17	8	Leases and/or rights of use
	(295)	(338)	Corporate services
	162	63	Financial operations
Total parent company	(116)	(267)
Directors	(504)	(351)	Fees and remunerations
Others (1)	-	(159)	Financial operations
Otras (1)	-	(18)	Donationd
	12	(23)	Fees and remuneration
Total others	(492)	(551)
Total at the end of the period	(596)	(752)

(1)
Includes Isaac Elsztain e Hijos, CAMSA. Hamonet S.A., Ramat Hanassi, Estudio Zang, Bergel y Viñes, Austral Gold, La Rural, New Lipstick, Condor, TGLT and Fundación IRSA.

The following is a summary of the transactions with related parties for the six-month periods ended December 31, 2020 and 2019:

Related party	Six Months ended December 31, 2020	Six months ended December 31, 2019	Description of the operation
Condor	-	35	Dividends received
Nuevo Puerto Santa Fe S.A.	-	34	Dividends received
Emco	-	20	Dividends received
Total dividends received	-	89
Cresud	350	451	Dividends granted
Helmir	-	11	Dividends granted
Total dividends distribution	350	462
Quality	19	35	Capital contributions
Manibil	-	105	Capital contributions
Puerto Retiro	8	-	Capitalized loan
Others	-	105	Capital contributions
Total capital contributions	27	245
TGLT S.A.	-	4,230	Purchase and exchange of shares
Total other transactions	-	4,230

IRSA Inversiones y Representaciones Sociedad Anónima

26. CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 Investment properties and Note 9 Property, plant and equipment
Exhibit B - Intangible assets	Note 11 Intangible assets
Exhibit C - Investment in associates	Note 7 Investments in associates and joint ventures
Exhibit D - Other investments	Note 13 Financial instruments by category
Exhibit E – Provisions	Note 18 Provisions
Exhibit F - Cost of sales and services provided	Note 22 Cost of goods sold and services provided
Exhibit G - Foreign currency assets and liabilities	Note 27 Foreign currency assets and liabilities

27. Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount (2)	Peso exchange rate (3)	Total as of 12.31.2020	Total as of 06.30.2020
Assets
Trade and other receivables
US Dollar	10	83.950	862	3,613
Euros	0	103.074	12	1,056
Receivables with related parties:
US Dollar	17	84.150	1,399	373
Total trade and other receivables			2,273	5,042
Investments in financial assets
US Dollar	0	83.950	11	4,318
Pounds	1	114.224	77	93
Nuevo Israel Shekel	19	26.174	489	-
Investments with related parties:
US Dollar	0	84.150	2	1,453
Total investments in financial assets			579	5,864
Cash and cash equivalents

US Dollar	5	83.950	393	15,602
Euros	0	103.074	1	1,854
Total cash and cash equivalents			394	17,456
Total Assets			3,246	28,362

Liabilities
Trade and other payables
US Dollar	4	84.150	357	15,809
Euros	-	103.530	-	366
Total Trade and other payables			357	16,175
Borrowings
US Dollar	188	84.150	15,837	73,019
Borrowings with related parties
US Dollar	11	84.150	946	422
Total Borrowings			16,783	73,441
Derivative financial instruments
US Dollar	0	84.150	1	114
Total derivative financial instruments			1	114
Lease liabilities
US Dollar	0	84.150	1	-
Total lease liabilities			1	-
Total Liabilities			17,142	89,730

(1) Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(2) Stated in millions of each foreign currency.
(3) Exchange rates as of December 31, 2020 according to Banco de la Nación Argentina.

28. Groups of assets and liabilities held for sale

As mentioned in Note 4.C. to the Annual Financial Statements, the Group had as of June 30, 2020 has certain assets and liabilities classified as held for sale. The following table presents the main ones:

	December 31, 2020	June 30, 2020
Property, plant and equipment	-	42,809
Intangible assets	-	1,634
Investments in associates	-	268
Deferred income tax assets	-	976
Investment properties	-	-
Income tax credits	-	-
Trade and other receivables	-	2,216
Cash and cash equivalents	-	2,048
Total assets held-for-sale	-	49,951
Trade and other payables	-	11,896
Salaries and social security liabilities	-	464
Employee benefits	-	463
Deferred income tax liabilities	-	2,341
Borrowings	-	11,457
Total liabilities held-for-sale	-	26,621
Total net assets held-for-sale	-	23,330

29. Results from discontinued operations

The results of the discontinued operations include the IDBD / DIC operations which were deconsolidated in the current period (see Note 4.E) and the results of the comparative periods have been reclassified.

	Six months ended December 31, 2020	Six months ended December 31, 2019
Revenues	30,197	63,420
Costs	(24,502)	(43,853)
Gross profit	5,695	19,567
Net loss from fair value adjustment of investment properties	(22)	(223)
General and administrative expenses	(3,476)	(5,443)
Selling expenses	(3,311)	(7,658)
Impairment of associates and joint ventures	-	(2,207)
Other operating results, net (1)	(2,078)	19,660
(Loss) / profit from operations	(3,192)	23,696
Share of profit / (loss) of associates and joint ventures	574	(608)
(Loss) / profit before financial results and income tax	(2,618)	23,088
Finance income	419	680
Finance cost	(5,506)	(12,016)
Other financial results	364	(1,015)
Financial results, net	(4,723)	(12,351)
(Loss) / profit before income tax	(7,341)	10,737
Income tax	221	(545)
(Loss) / profit from discontinued operations	(7,120)	10,192

(Loss) / profit for the period from discontinued operations attributable to:
Equity holders of the parent	(5,638)	1,864
Non-controlling interest	(1,482)	8,328
(Loss) / profit per share from discontinued operations attributable to equity holders of the parent:
Basic	(9.81)	3.24
Diluted	(9.81)	3.23

(1)
As of December 31, 2020 corresponds mainly to the loss of control of IDBD by ARS 3,209; As of December 31, 2019, it mainly corresponds to the result from the loss of control of Gav-Yam by ARS 21,962 and the fair value measurement of the remaining investment.

30. Other relevant events of the period

Economic context in which the company operates

The Company does business in a complex framework due to the macroeconomic conditions, whose main variables have recently shown high volatility, and also due to regulatory, social and political conditions, both at a national and international level.

Its operating income may be affected by fluctuations in the inflation index and the argentine peso exchange rate against other currencies, mainly the dollar, variations in interest rates which have an impact on the cost of capital, changes in government policies, capital control and other political or economic developments both locally and internationally.

In December 2019, a new coronavirus strain (SARS-COV-2), causing a severe acute respiratory syndrome (COVID-19), appeared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. In response, countries have taken extraordinary actions intended to prevent the spread of the virus, including, travel bans, border shutdowns, closing of non-essential businesses, instructions to residents to practice social distancing and implementation of lockdowns, among others. The ongoing pandemic and these extraordinary governmental actions are affecting the worldwide economy and have rendered global financial markets highly volatile.

The first case of COVID-19 in Argentina was reported on March 3, 2020 and until January 29, 2021, more than 1,900,000 cases of infections had been confirmed in Argentina. As a result, the Argentine the National Government implemented a series of health measures of social, preventive and mandatory isolation at the national level that began on March 19, 2020 and extended several times, most recently until November 8, 2020 inclusive in the Metropolitan Area of Buenos Aires although it has been extended in some cities in the interior of the country. Among this measures, that affected the local economy, the following stand out: the extension of the public emergency in health matters, the total closure of borders, the suspension of international and domestic flights, the suspension of medium and long-distance land transport, the suspension of artistic and sports shows, closure of businesses not considered essential, including shopping malls and hotels.

These measures have significantly affected Argentine companies, which have faced drops in income and the deterioration of their flow of payments. In this context, the Argentine Government announced several actions intended to tackle the financial crisis of the companies adversely affected by the COVID-19 pandemic. In addition to the stagnation of the Argentine economy, there is an international crisis caused by the COVID-19 pandemic. In this scenario, a strong contraction of the Argentine economy was evidenced.

Additionally, the government is challenged to achieve a successful debt renegotiation with the International Monetary Fund (IMF). In the event that Argentina achieves a favourable result and agrees to restructure its debt with the IMF, this could have a positive impact on the Argentine economy in the medium and long term.

At the local environment, the following circumstances may be noted:

●
In November 2020, an indicator called “Monthly Estimator of Economic Activity” (“EMAE”) reported by the National Institute of Statistics and Censuses (“INDEC”), registered a variation of (3.7%) compared to the same month of 2019, and from 1,4% compared to the previous month.

●
The annual inflation reached 36.1% in 2020. The market expectations survey prepared by Central Bank in December 2020, called the Market Expectations Survey (“REM” in Spanish), estimates a retail inflation of 49.8% for 2021. The analysts who participate in the REM foresee that in 2021 economic activity will rebound in activity, reaching an economic growth of 5.5%.

●
In the period from December 2019 to December 2020, the argentine peso depreciated 40.5% compared to the US dollar at the average wholesale exchange rate quoted by Banco de la Nación Argentina. Given the exchange restrictions in force since August 2019, as of December 31, 2020 the exchange gap between the official peso/US dollar exchange rate and the peso/US dollar exchange rate offered in the black market is almost 70%. This has an impact on the level of economic activity and detrimentally affects the reserves of the of the Argentine Central Bank. In addition, the current foreign exchange restrictions or those that may be imposed in the future may impair the Company’s ability to access the Sole Free FX Market (Mercado Único Libre de Cambio or MULC) to purchase the currency required to meet its financial obligations.

COVID-19 PANDEMIC

As described above, the COVID-19 is having an adverse impact on both the global and the Argentine economy and the Company’s business.

Below follows a description of the expected effects of the COVID-19 pandemic on the Company as of the date of these financial statements:

●
Because of the social, preventive and obligatory lockdown, shopping malls throughout the country were closed since March 20, 2020, exclusively remaining operational those stores dedicated to activities considered essential such as pharmacies, supermarkets and banks. The reopening of shopping malls in the interior of the country began during the months of May, June, and July. In August 2020, the Arcos District, an open-air premium outlet in the city of Buenos Aires, was opened and in October 2020, the Group’s shopping malls in City and Greater Buenos Aires were reopened. From October to the date of these Financial Statements, all the Group's shopping malls are open operating with strict protocols that include reduced time to 8 hours and public restrictions, social distancing, among other safety and hygiene measures. The Entertainment category protocol is even more rigorous with closed cinemas in most cases. Although we hope to fully resume the activity in our shopping malls, the uncertainty of the situation could cause setbacks in the openings already made.
●
As a result of the shopping mall closings, the Company has decided to differ the invoicing and collection of the Monthly Guaranteed Amount (Valor Mensual Asegurado or V.M.A.) until September 30, 2020, with some exceptions, and not to collect the collective promotion fund during such period in an attempt to prioritize its long-term relationship with the lessees. Additionally, an increase in the delinquency rate of some lessees has been noticedAs a result of the above, the impact on shopping malls is a 82.4% decrease in income from rentals and services during the first quarter of fiscal year 2021 compared to the same period of last fiscal year, and a 12.6% increase compared to the immediately preceding quarter.
●
In relation rental of offices, although most of the tenants are working in the home office mode, they are operational with strict safety and hygiene protocols. To date, we have not evidenced a deterioration in collections.
●
La Rural, the Buenos Aires and Punta del Este Convention Centers and the DIRECTV Arena stadium, establishments that the Group owns directly or indirectly, have also been closed since March 20. All planned congresses were suspended, most of the fairs and conventions have been postponed, while the shows scheduled at the DIRECTV Arena stadium were mostly cancelled. The reopening date of these establishments is uncertain, as well as the future agenda of fairs, conventions and shows.
●
The Libertador hotel in the City of Buenos Aires and Llao Llao in the province of Río Negro have temporarily closed since the mandatory lockdown decreed in March 2020, while the Intercontinental Hotel in the City of Buenos Aires has worked only under a contingency and emergency plan. The reopening took place in November and December under strict protocols and, after closing, a recovery in occupancy was evidenced, mainly at the Llao Llao hotel. As a result of the foregoing, the impact on these financial statements is a 93% decrease in income in the first half of the 2021 fiscal year compared to the same period of the previous fiscal year.

In financial matters, the maturity of IRSA Series I notes for a nominal value of USD 181.5 falls within the period contemplated by communication “A” 7106 of the BCRA mentioned above. In this sense, IRSA presented a proposal to the BCRA in the corresponding terms and carried out an exchange operation through the payment in cash of USD 72.6 and the issuance of two new series of Notes: Series VIII and Series IX for a nominal value of USD 31.7 and USD 80.7 (including USD 6.5 of new subscriptions). The exchange offer was accepted by 98.3%.

In the next 12 months, IRSA faces the maturity of its Class III notes for a nominal value of ARS 247.8 (equivalent to USD 2.9) maturing on February 21, 2021, Class IV notes for a value USD 51.4 nominal value due on May 21, 2021, Class VI notes for a nominal value of ARS 335 (equivalent to USD 4.0) due July 21, 2021, Class VIII notes for a nominal value of USD 10.5 (33% of the capital) maturing on November 12, 2021, bank overdrafts for an equivalent of USD 27.6 and other bank debt for USD 13.7. For its part, IRSA PC has bank debt maturities for the approximate sum of USD 24.6.

It is important to mention that IRSA has approved with IRSA PC a credit line for up to the sum of USD 180 for 3 years, of which as of December 31, 2020 IRSA used approximately USD 62.6, leaving the balance available. Likewise, IRSA PC has a cash position and equivalents (including current financial investments) as of December 31, 2020 of approximately USD 84.9.

The final extent of the Coronavirus outbreak and its impact on the country's economy is unknown and difficult to fully predict. However, although it has produced significant short-term effects, they are not expected to affect business continuity and the Company’s ability to meet financial commitments for the next twelve months.

The Company is closely monitoring the situation and taking all necessary measures to preserve human life and the Group's businesses.

31. Subsequent events

After the end of the period and until the issuance of these Condensed Consolidated Interim Financial Statements, no other relevant events have occurred that could significantly affect these financial statements as of December 31, 2020.